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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                               (Amendment No. 10)

                            Energy West, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   29274A-10-5
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
                        1375 East 9th Street, 20th Fl.,
                      Cleveland, OH 44114, (216) 696-8700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 7
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                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                PAGE 2 OF 7

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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Turkey Vulture Fund XIII, Ltd.
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [X]

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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                             [__]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
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       NUMBER OF              7    SOLE VOTING POWER

        SHARES                     -0-
                              --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY
                              --------------------------------------------------
         EACH                 9    SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                              --------------------------------------------------
        PERSON                10   SHARED DISPOSITIVE POWER

         WITH
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            [__]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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 14  TYPE OF REPORTING PERSON*

     OO
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                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                PAGE 3 OF 7

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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard M. Osborne
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

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 4   SOURCE OF FUNDS

     PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                             [__]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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       NUMBER OF              7    SOLE VOTING POWER

        SHARES                     540,347
                              --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER

       OWNED BY
                              --------------------------------------------------
         EACH                 9    SOLE DISPOSITIVE POWER

       REPORTING                   540,347
                              --------------------------------------------------
        PERSON                10   SHARED DISPOSITIVE POWER

         WITH
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     540,347
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            [__]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.8%
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 14  TYPE OF REPORTING PERSON*

     IN
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

     This Amendment No. 10 to Schedule 13D is filed on behalf of Richard M. Osborne and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which Mr. Osborne is the sole Manager, relating to the acquisition by Mr. Osborne of shares of common stock, par value $0.15 per share (the "Shares"), of Energy West, Incorporated, a Montana corporation ("Energy West").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D is amended and supplemented as follows:

     The Shares reported herein as having been purchased by Mr. Osborne were acquired for the aggregate purchase price of approximately $3,020,300 with personal funds of Mr. Osborne.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (c) and (e) of Schedule 13D are amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,595,641 Shares outstanding. The Fund does not own any Shares. Mr. Osborne owns 540,347 Shares, or approximately 20.8% of the outstanding Shares.

     (c) On April 13, 2004, the Fund distributed 166,358 Shares to Mr. Osborne. On April 16, 2004, Mr. Osborne purchased 302,030 Shares in a private transaction with Ian B. and Nancy A. Davidson at a price of $10.00 per Share.

     (e) On April 13, 2004, the Fund ceased to be the beneficial owner of more than 5% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of Schedule 13D is amended and supplemented as follows:

     On April 16, 2004, Mr. Osborne purchased 302,030 Shares in a private transaction. A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 7.2.


                                  Page 4 of 7
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1    Joint Filing Agreement

     Exhibit 7.2    Stock Purchase Agreement


                                  Page 5 of 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 21, 2004


                                        TURKEY VULTURE FUND XIII, LTD.


                                        /s/ Richard M. Osborne
                                        ----------------------------------------
                                        Richard M. Osborne, Manager


                                        /s/ Richard M. Osborne
                                        ----------------------------------------
                                        Richard M. Osborne

                                  Page 6 of 7